                                  EXHIBIT 2.4

================================================================================

                              AMENDED AND RESTATED


                             ARRANGEMENT AGREEMENT


                                 BY AND BETWEEN


                            TARO INDUSTRIES LIMITED,

                                      AND

                                   EVI, INC.

                                      AND

                              756745 ALBERTA LTD.

                                      AND

                              759572 ALBERTA LTD.





                                DECEMBER 5, 1997

================================================================================

                               TABLE OF CONTENTS



                                  ARTICLE I
                                INTERPRETATION

1.1      DEFINITIONS.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
1.2      EXHIBIT.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5


                                  ARTICLE II
                               THE ARRANGEMENT

2.1      TARO OPTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
2.2      AMALGAMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
2.3      COURT APPROVAL. . . . . . . . . . . . . . . . . . . . . . . . . . .  6
2.4      CLOSING.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
2.5      CONSUMMATION OF THE ARRANGEMENT.  . . . . . . . . . . . . . . . . .  6
2.6      EFFECTS OF THE ARRANGEMENT. . . . . . . . . . . . . . . . . . . . .  6
2.7      BYLAWS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
2.8      DIRECTORS AND OFFICERS. . . . . . . . . . . . . . . . . . . . . . .  6
2.9      CONVERSION OF SECURITIES  . . . . . . . . . . . . . . . . . . . . .  6
2.10     TAKING OF NECESSARY ACTION; FURTHER ACTION  . . . . . . . . . . . .  7


                                 ARTICLE III
                        REPRESENTATIONS AND WARRANTIES

3.1      REPRESENTATIONS AND WARRANTIES OF EVI AND TAL.  . . . . . . . . . .  7
         (a)     Organization and Compliance with Law. . . . . . . . . . . .  7
         (b)     Capitalization  . . . . . . . . . . . . . . . . . . . . . .  8
         (c)     Authorization and Validity of Agreement.    . . . . . . . .  8
         (d)     No Approvals or Notices Required; No Conflict . . . . . . .  8
         (e)     Voting Requirements.  . . . . . . . . . . . . . . . . . . .  9
         (f)     Brokers . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         (g)     Information Supplied  . . . . . . . . . . . . . . . . . . .  9
         (h)     Authorization for EVI Common Stock  . . . . . . . . . . . .  9
         (i)     SEC Documents . . . . . . . . . . . . . . . . . . . . . . .  9
         (j)     Conduct of Business in the Ordinary Course; Absence of
                 Certain Changes and Events. . . . . . . . . . . . . . . . .  9
3.2      REPRESENTATIONS AND WARRANTIES OF TARO. . . . . . . . . . . . . . .  9
         (a)     Organization. . . . . . . . . . . . . . . . . . . . . . . .  9
         (b)     Capitalization. . . . . . . . . . . . . . . . . . . . . . . 10
         (c)     Authorization and Validity of Agreement.  . . . . . . . . . 11
         (d)     No Approvals or Notices Required; No Conflict
                 with Instruments to which Taro is a Party . . . . . . . . . 11
         (e)     Commission Filings; Financial Statements. . . . . . . . . . 12
         (f)     Conduct of Business in the Ordinary Course; Absence
                 of Certain Changes and Events . . . . . . . . . . . . . . . 12
         (g)     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . 13
         (h)     Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . 13
         (i)     Employee Benefit Plans. . . . . . . . . . . . . . . . . . . 13
         (j)     Taxes.  . . . . . . . . . . . . . . . . . . . . . . . . . . 14

         (k)     Environmental Matters.  . . . . . . . . . . . . . . . . . . 15
         (l)     Severance Payments. . . . . . . . . . . . . . . . . . . . . 16
         (m)     Shareholder and Similar Agreements  . . . . . . . . . . . . 16
         (n)     Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . 16
         (o)     Compliance with Laws  . . . . . . . . . . . . . . . . . . . 16
         (p)     Contracts . . . . . . . . . . . . . . . . . . . . . . . . . 17
         (q)     Title to Property . . . . . . . . . . . . . . . . . . . . . 18
         (r)     Intellectual Property . . . . . . . . . . . . . . . . . . . 18
         (s)     Insurance Policies  . . . . . . . . . . . . . . . . . . . . 18
         (t)     Loans.  . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         (u)     No Fraudulent Transfer  . . . . . . . . . . . . . . . . . . 19
         (v)     Information Supplied  . . . . . . . . . . . . . . . . . . . 19
         (w)     Sales into the United States  . . . . . . . . . . . . . . . 19


                                  ARTICLE IV
                              COVENANTS OF TARO

4.1      CONDUCT OF BUSINESS BY TARO PENDING THE ARRANGEMENT.  . . . . . . . 20
4.2      SUBSIDIARY DISSOLUTION  . . . . . . . . . . . . . . . . . . . . . . 22


                                  ARTICLE V
                            ADDITIONAL AGREEMENTS

5.1      COOPERATION; CONSENTS AND APPROVALS . . . . . . . . . . . . . . . . 22
5.2      DEPOSITARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
5.3      FILINGS; CONSENTS; REASONABLE EFFORTS.  . . . . . . . . . . . . . . 23
5.4      NOTIFICATION OF CERTAIN MATTERS.  . . . . . . . . . . . . . . . . . 23
5.5      EXPENSES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
5.6      TARO OPTION PLAN. . . . . . . . . . . . . . . . . . . . . . . . . . 23
5.7      NO SOLICITATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . 23
5.8      BETTER OFFERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
5.9      MUTUAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 24
5.10     DEPOSIT OF EVI STOCK  . . . . . . . . . . . . . . . . . . . . . . . 25


                                  ARTICLE VI
                                  CONDITIONS

6.1      CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE ARRANGEMENT. . 25
6.2      ADDITIONAL CONDITIONS TO OBLIGATIONS OF EVI AND TAL.  . . . . . . . 25
6.3      ADDITIONAL CONDITIONS TO OBLIGATIONS OF TARO. . . . . . . . . . . . 26

                                 ARTICLE VII
                                MISCELLANEOUS

7.1      TERMINATION.  . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
7.2      EFFECT OF TERMINATION . . . . . . . . . . . . . . . . . . . . . . . 29
7.3      FEE AND EXPENSE REIMBURSEMENTS  . . . . . . . . . . . . . . . . . . 29
7.4      WAIVER AND AMENDMENT  . . . . . . . . . . . . . . . . . . . . . . . 29
7.5      NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.  . . . . . . . . . . 29
7.6      PUBLIC STATEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . 30
7.7      ASSIGNMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
7.8      NOTICES.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
7.9      GOVERNING LAW . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
7.10     SEVERABILITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
7.11     COUNTERPARTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
7.12     ENTIRE AGREEMENT: THIRD PARTY BENEFICIARIES.  . . . . . . . . . . . 31
7.13     DISCLOSURE LETTERS. . . . . . . . . . . . . . . . . . . . . . . . . 31
7.14     CURRENCY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
7.15     NUMBER AND GENDER.  . . . . . . . . . . . . . . . . . . . . . . . . 32
7.16     DIVISIONS, HEADINGS, ETC..  . . . . . . . . . . . . . . . . . . . . 32
7.17     DATE OF ANY ACTION. . . . . . . . . . . . . . . . . . . . . . . . . 32


LIST OF EXHIBITS

Exhibit 1 -- Plan of Arrangement

                   AMENDED AND RESTATED ARRANGEMENT AGREEMENT


         THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated as of November 19, 1997 and amended and restated as of December 5, 1997 (this "Agreement"), is made and entered into by and between EVI, INC., a Delaware corporation ("EVI"), 756745 ALBERTA LTD., ("TAL") an Alberta corporation and wholly owned subsidiary of EVI, 759572 ALBERTA LTD. ("759572"), an Alberta corporation, and TARO INDUSTRIES LIMITED, an Alberta corporation ("Taro").

         WHEREAS, subject to and in accordance with the terms and conditions of this Agreement, the respective Boards of Directors of EVI, TAL, 759572 and Taro, and EVI as sole shareholder of TAL, have approved, as applicable, (i) the change to the Taro Option Plan (as defined herein), whereby upon the exercise of Taro Options (as defined herein), shares of EVI Common Stock (as defined herein) will be issued in lieu of Taro Common Shares (as defined herein), (ii) the exchange of each issued and outstanding Taro Common Share held by Non-Residents of Canada (as defined herein) for 0.123 of a share of EVI Common Stock, (iii) the amalgamation of TAL with 759572 and Taro, whereby each issued and outstanding Taro Common Share held other than by 759572 and EVI will be converted into one New Taro Class B Common Share (as defined herein), the issued and outstanding 759572 Common Shares (as defined herein) will be converted into that number of New Taro Class B Common Shares equal to the number of Taro Common Shares held by 759572, each issued and outstanding Taro Common Share held by EVI will be converted into one New Taro Class A Common Share (as defined herein) and each issued and outstanding TAL Common Share will be converted into one New Taro Class A Common Share (as defined herein) and
(iv) the exchange of each issued and outstanding New Taro Class B Common Share for 0.123 of a share of EVI Common Stock (as defined herein);

         WHEREAS, in furtherance of the Arrangement, the Board of Directors of Taro has agreed to submit the Plan of Arrangement in the form of Exhibit 1 hereto and the other transactions contemplated by this Agreement to its shareholders and the Court (as defined herein) for approval; and

         WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Arrangement;

         NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:


                                   ARTICLE I

                                 INTERPRETATION

         1.1 DEFINITIONS. In this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set forth below:

"ABCA" means the Business Corporations Act (Alberta), S.A. 1981, C. B-15, as amended from time to time, including the regulations promulgated thereunder;

"ACQUISITION PROPOSAL" has the meaning set forth in Section 5.7;

"AFFILIATE" with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person;

"ARRANGEMENT" means the arrangement under section 186 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made;

"BENEFIT PROGRAM OR AGREEMENT" means any stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, pension plan, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding to which Taro or any Taro Subsidiary is a party or has any obligation;

"BUSINESS DAY" means, with respect to any action to be taken, any day other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"CERTIFICATE" means the certificate of amalgamation giving effect to the amalgamation effected by the Arrangement, issued pursuant to subsection 186(11) of the ABCA after the Articles of Arrangement have been filed;

"CLOSING" means the closing of the transactions contemplated by this Agreement on the Effective Date;

"COMMISSIONS" means the Alberta and Ontario Securities Commissions;

"COURT" means the Court of Queen's Bench of Alberta;

"DEMANDS" means any claims, actions, suits, investigations, inquiries or proceedings;

"DEPOSITARY" means Montreal Trust Company of Canada at its offices located at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 358;

"EFFECTIVE DATE" means the date shown on the Certificate issued by the Registrar, or if no certificate is required to be issued, on the date the Articles of Arrangement are filed with the Registrar;

"ENVIRONMENTAL LAWS" means any and all laws, statutes, ordinances, rules, regulations, orders or determinations of any Governmental Entity pertaining to health or the environment currently in effect in any and all jurisdictions in which the party in question and its subsidiaries own property or conduct business;

"EVI ARTICLES" means EVI's Restated Certificate of Incorporation, as amended;

"EVI COMMON STOCK" means the common stock, $1.00 par value, of EVI;

"EVI PREFERRED STOCK" means the preferred stock, $1.00 par value, of EVI;

"FINAL ORDER" means the final order of the Court approving the Arrangement to be applied for following the Taro Shareholders Meeting pursuant to section 186(9) of the ABCA;

"GOVERNMENTAL ENTITY" means any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including local authorities, and any arbitration board or panel;

"GST" means any and all taxes payable under Part IX of the Excise Tax Act (Canada) as amended from time to time and any regulations promulgated thereunder;

"INTERIM ORDER" means the interim order of the Court made in connection with the approval of the Arrangement;

"LIEN" means any lien, mortgage, pledge, security interest, restriction on transfer, option, charge, right of any third Person or any other encumbrance of any nature;

"NEW TARO" means Taro Industries Limited, the corporation that will result from the amalgamation of TAL, 759572 and Taro pursuant to the Plan of Arrangement;

"NEW TARO CLASS A COMMON SHARES" means the Class A common shares in the capital of New Taro;

"NEW TARO CLASS B COMMON SHARES" means the Class B common shares in the capital of New Taro;

"NON-RESIDENTS OF CANADA" means Persons who are non-residents of Canada for purposes of the Income Tax Act (Canada);

"OTHER AGREEMENTS" means, other than this Agreement, the agreements and instruments contemplated to be executed and delivered in connection with the Arrangement;

"PERMITTED LIENS" means (A) Liens for taxes not due and payable and (B) inchoate mechanics', warehousemen's and other statutory Liens incurred in the ordinary course of business;

"PERSON" means an individual, corporation, limited liability company, partnership, Governmental Entity or any other entity;

"PLAN OF ARRANGEMENT" means the plan of arrangement, which is attached as
Exhibit 1 and any amendment or supplement thereto made in accordance with
Section 7.4;

"PROPRIETARY RIGHTS" means all patents, inventions, shop rights, know how, trade secrets, designs, plans, manuals, computer software, specifications, confidentiality agreements, confidential information and other proprietary technology and similar information; all registered and unregistered trademarks, service marks, logos, names, trade names and all other trademark rights; all registered and unregistered copyrights; and all registrations for, and applications for registration of, any of the foregoing, in each case that are used in the conduct of the business of Taro or any Taro Subsidiary;

"PROXY CIRCULAR" means the proxy circular, as amended or supplemented from time to time, relating to the approval by the Taro Common Shareholders at the Taro Shareholders Meeting of the Arrangement;

"RECOMMENDATION" has the meaning set forth in Section 5.1(e);

"REGISTRAR" means the Registrar of Corporations appointed pursuant to section 253 of the ABCA;

"SEC" means the United States Securities and Exchange Commission;

"SEC DOCUMENTS" means EVI's Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, its Current Reports on Form 8-K dated January 23, 1997, March 17,1997, April 25, 1997, May 14, 1997,
August 26, 1997, October 21, 1997, October 27, 1997, November 5, 1997, November 12, 1997, and November 18, 1997, its Current Report on Form 8-K/A dated October 22, 1997, and its proxy statement with respect to the Annual Meeting of Stockholders of EVI held on May 6, 1997;

"SECURITIES ACT" means the United States Securities Act of 1933, as amended;

"759572 COMMON SHARE" means the common share in the capital of 759572;

"TAL ARTICLES" means TAL's Articles of Incorporation;

"TAL COMMON SHAREHOLDERS" means the holders of the TAL Common Shares;

"TAL COMMON SHARES" means the Class A shares in the capital of TAL;

"TAL DISCLOSURE LETTER" means the disclosure letter delivered by TAL to Taro on the date hereof;

"TAL MAE" means (i) a single event, occurrence or fact that (together with all other events, occurrences and facts) would have, or might reasonably be expected to have, a material adverse effect on the assets, business, operations, prospects or financial condition of EVI or (ii) an item that prevents or adversely affects the ability of TAL or EVI to perform and comply with its obligations under this Agreement or any other agreement to be executed and delivered in connection with the transactions contemplated hereby or thereby;

"TARO ARTICLES" means Taro's Articles of Incorporation;

"TARO CERTIFICATE" means a certificate that immediately prior to the Effective Date represented outstanding Taro Common Shares;

"TARO COMMISSION FILINGS" means all reports and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by Taro with the TSE or the Commissions since December 31, 1993, through the date of this Agreement, together with any amendments thereto;

"TARO AFFILIATES" has the meaning set forth in Section 6.2(h);

"TARO COMMON SHAREHOLDERS" means the holders of the Taro Common Shares;

"TARO COMMON SHARES" means the common shares in the capital of Taro;

"TARO DISCLOSURE LETTER" means the disclosure letter delivered by Taro to TAL on the date hereof;

"TARO MAE" means (i) a single event, occurrence or fact that (together with all other events, occurrences and facts) would have, or might reasonably be expected to have, a material adverse effect on the assets, business, operations, prospects or financial condition of Taro or 759572 or (ii) an item that prevents or adversely affects the ability of Taro or 759572 to perform and comply with its obligations under this Agreement or any other agreement to be executed and delivered in connection with the transactions contemplated hereby or thereby;

"TARO OPTIONS" means the outstanding options to purchase an aggregate of 295,968 Taro Common Shares under the Taro Option Plan;

"TARO OPTION PLAN" means the Taro Industries Limited Stock Option Plan;

"TARO PAYMENT" has the meaning set forth in Section 7.3(a);

"TARO PERMITS" has the meaning set forth in Section 3.2(o);

"TARO SHAREHOLDERS MEETING" means the special meeting of the shareholders of Taro (including any adjournment thereof) that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"TARO SUBSIDIARIES" means all corporations, partnerships, limited liability companies and other entities of which Taro owns directly or indirectly, an equity interest; and

"TSE" means The Toronto Stock Exchange.

         1.2 EXHIBIT. The following Exhibit is annexed to and incorporated into this Agreement by reference and is deemed to be a part hereof:

Exhibit 1 -- Plan of Arrangement


                                   ARTICLE II

                                THE ARRANGEMENT

         2.1 TARO OPTIONS. The Taro Option Plan and each outstanding Taro Option (which has not been exercised or otherwise terminated or canceled prior to the Effective Date) shall be deemed to be modified to reflect that upon exercise of such outstanding Taro Option, shares of EVI Common Stock will be issued in lieu of Taro Common Shares. Each Taro Option representing the right to purchase Taro Common Shares shall be modified to represent the right to purchase at the exercise price of such Taro Option 0.123 of a share of EVI Common Stock for each Taro Common Share subject to the Taro Option. No fractional shares of EVI Common Stock shall be issued in connection with any such exercise. To the extent that the exercise of a Taro Option would result in a fractional number of shares of EVI Common Stock being issued to the holder of such Taro Option, the holder shall receive in lieu of such fractional share an amount in United States dollars equal to the value of such fractional share based on the closing price of the EVI Common Stock on the New York Stock Exchange on the date notice of such exercise is received by EVI.

         2.2 AMALGAMATION. Subject to and in accordance with the terms and conditions of this Agreement and in accordance with the ABCA, at the Effective Date, TAL shall, pursuant to the Arrangement, be amalgamated with Taro and 759572. As a result of the amalgamation, the separate corporate existence of TAL, 759572 and Taro shall cease and New Taro shall be the surviving corporation, and all the properties, rights, privileges, powers and franchises of TAL, 759572 and Taro shall vest in New Taro, without any transfer or assignment having occurred, and all the liabilities, debts and duties of TAL, 759572 and Taro shall attach to New Taro, all in accordance with the ABCA.

         2.3 COURT APPROVAL. As soon as reasonably practicable, Taro and TAL shall apply to the Court pursuant to section 186 of the ABCA for an order approving the Arrangement and in connection with such application shall:

                 (a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under section 186(4) of the ABCA providing for, among other things, the calling and holding of the Taro Shareholders Meeting as provided for in Section 5.1(a) for the purpose of considering and, if deemed advisable, approving the Arrangement; and

                 (b) subject to obtaining such approval of the Taro Common Shareholders as may be directed by the Court in the Interim Order, take the steps necessary to submit the Arrangement to the Court and apply for the Final Order, and, subject to the fulfillment of the conditions set forth in Article VI, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

         2.4 CLOSING. The Closing shall take place at the offices of Bennett Jones Verchere, 4500 Bankers Hall East, 855 -- 2nd Street S.W., Calgary, Alberta, Canada, as soon as practicable after the satisfaction or waiver of the conditions set forth in Article VI but not later than three Business Days after the Final Order is granted or at such other time and place and on such other date as EVI, TAL and Taro shall agree; provided that the closing conditions set forth in Article VI shall have been satisfied or waived at or prior to such time.

         2.5 CONSUMMATION OF THE ARRANGEMENT. At the Closing, the parties hereto will cause the Arrangement to be consummated by filing with the Registrar the Articles of Arrangement in such form as required by, and executed in accordance with, the relevant provisions of the ABCA and the Final Order.

         2.6 EFFECTS OF THE ARRANGEMENT. The Arrangement shall have the effects set forth in the applicable provisions of the ABCA and the Final Order.

         2.7 BYLAWS. The bylaws of TAL, as in effect immediately prior to the Effective Date, shall be the bylaws of New Taro and thereafter shall continue to be its bylaws until amended as provided therein or under the ABCA.

         2.8 DIRECTORS AND OFFICERS. The directors of TAL immediately prior to the Effective Date shall be the directors of New Taro at and after the Effective Date, each to hold office in accordance with the Articles of Incorporation and bylaws of New Taro, and the officers of TAL immediately prior to the Effective Date shall be the officers of New Taro at and after the Effective Date, in each case until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified.

         2.9 CONVERSION OF SECURITIES. Subject to the terms and conditions of this Agreement, at the Effective Date, by virtue of the Arrangement and without any further action on the part of Taro, TAL, 759572 or their shareholders:

                 (a) Each Taro Common Share issued and outstanding immediately prior to the Effective Date and held by Non-Residents of Canada shall be exchanged with EVI for 0.123 of a share of EVI Common Stock.

                 (b) Each TAL Common Share issued and outstanding immediately prior to the Effective Date shall be converted into one fully paid and nonassessable New Taro Class A Common Share.

                 (c) Each Taro Common Share owned immediately prior to the Effective Date by EVI or any direct or indirect wholly-owned subsidiary of EVI shall be converted into one fully paid and nonassessable New Taro Class A Common Share.

                 (d) Each Taro Common Share issued and outstanding immediately prior to the Effective Date and held by Persons other than Non-Residents of Canada, EVI or any direct or indirect wholly-owned subsidiary of EVI, TAL or 759572 shall be converted into one New Taro Class B Common Share. No other consideration will be paid to Taro or its shareholders.

                 (e) The 759572 Common Share issued and outstanding immediately prior to the Effective Date shall be converted into that aggregate number of fully paid and nonassessable New Taro Class B Common Shares equal to the number of Taro Common Shares owned immediately prior to the Effective Date by 759572.

                 (f) Each Taro Common Share owned immediately prior to the Effective Date by TAL and 759572 shall be cancelled and extinguished without any conversion thereof and no payment or other consideration shall be made or paid with respect thereto.

                 (g) Each New Taro Class B Common Share issued and outstanding upon the amalgamation of TAL, Taro and 759572 shall be immediately exchanged with EVI for 0.123 of a share of EVI Common Stock.

         2.10 TAKING OF NECESSARY ACTION; FURTHER ACTION. The parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Arrangement as promptly as possible.


                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

         3.1 REPRESENTATIONS AND WARRANTIES OF EVI AND TAL. EVI and TAL hereby represent and warrant to Taro that:

                 (a) Organization and Compliance with Law. Each of EVI and TAL is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and the Province of Alberta, respectively. Each of EVI and TAL has all requisite corporate power and corporate authority and all necessary governmental authorizations to own, lease and operate all of its properties and assets and to carry on its business as now being conducted, except where the failure to have such governmental authority would not have a TAL MAE. Each of EVI and TAL is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be duly qualified does not and would not have a TAL MAE. TAL is in compliance with all applicable laws, judgments, orders, rules and regulations, domestic and foreign, except where failure to be in such compliance would not have a TAL MAE. TAL has heretofore delivered to Taro true and complete copies of the EVI

         Articles and the TAL Articles and their respective bylaws as in existence on the date hereof.

                 (b)      Capitalization.

                          (i) The authorized capital stock of EVI consists of 80,000,000 shares of EVI Common Stock and 3,000,000 shares of EVI Preferred Stock. As of November 11, 1997, there were 47,103,210 shares of EVI Common Stock issued and outstanding. As of November 11, 1997, 2,506,400 shares of EVI Common Stock were reserved for issuance pursuant to EVI's employee and director benefit plans and arrangements, of which 1,376,400 shares of EVI Common Stock were reserved for issuance upon exercise of outstanding options. At November 11, 1997, there were no shares of EVI Preferred Stock issued or outstanding. No holder of EVI Common Stock is entitled to preemptive rights under Delaware law or the EVI Articles.

                          (ii) The authorized capital stock of TAL consists of an unlimited number of TAL Common Shares. As of the date hereof, there were 100 TAL Common Shares issued and outstanding, all of which are validly issued, fully paid and nonassessable and are owned by EVI.

                 (c) Authorization and Validity of Agreement. The execution and delivery by EVI and TAL of this Agreement and the consummation by EVI and TAL of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by EVI and TAL and is the valid and binding obligation of EVI and TAL, enforceable against EVI and TAL in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

                 (d) No Approvals or Notices Required; No Conflict . Neither the execution and delivery of this Agreement nor the performance by EVI or TAL of its obligations hereunder, nor the consummation of the transactions contemplated hereby by EVI and TAL, will (i) conflict with the EVI Articles, the bylaws of EVI, the TAL Articles or the bylaws of TAL; (ii) assuming satisfaction of the requirements set forth in clause (iii) below, violate any provision of law applicable to EVI or TAL; (iii) except for (A) issuance of the Interim Order and the Final Order by the Court, (B) requirements of Canadian, United States, provincial or state securities laws, (C) requirements of notice filings in such foreign jurisdictions as may be applicable and (D) the filing of Articles of Arrangement and Articles of Amalgamation by TAL in accordance with the ABCA, require any consent or approval of, or filing with or notice to, any public body or authority, domestic or foreign, under any provision of law applicable to EVI or TAL; or (iv) require any consent, approval or notice under, or violate, breach, be in conflict with or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the creation or imposition of any Lien upon any properties, assets or business of EVI or TAL under, any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment or any order, judgment or decree to which EVI or TAL is a party or by which EVI or TAL or any of their assets or properties is bound or encumbered, except (A) those that have already been given, obtained or filed and (B) those that, in the aggregate, would not have a TAL MAE.

                 (e) Voting Requirements. No vote of the holders of shares of the capital stock of EVI is necessary to approve this Agreement and the Arrangement.

                 (f) Brokers. Except for fees and expenses payable by EVI to SBC Warburg Dillon Read, no broker, investment banker, or other Person acting on behalf of EVI or TAL is or will be entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

                 (g) Information Supplied. The information supplied or to be supplied by TAL and EVI for inclusion or incorporation by reference in the Proxy Circular shall, at the date the Proxy Circular is first mailed to Taro Common Shareholders and at the time of the Taro Shareholders Meeting, be true and complete in all material respects and shall not contain any misrepresentation (as defined in the Securities Act (Alberta)).

                 (h) Authorization for EVI Common Stock. EVI has taken all necessary action to permit it to issue the number of shares of EVI Common Stock required to be issued pursuant to the terms of the Plan of Arrangement and this Agreement. The shares of EVI Common Stock issued pursuant to the terms of the Plan of Arrangement and this Agreement will, when issued, be validly issued, fully paid and nonassessable and not subject to preemptive rights.

                 (i) SEC Documents. EVI has provided to Taro the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of EVI included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of EVI and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. Except as set forth in the SEC Documents, no event has occurred since the date of filing of such that would constitute a TAL MAE.

                 (j) Conduct of Business in the Ordinary Course; Absence of Certain Changes and Events. Since December 31, 1996, except as contemplated by this Agreement or as disclosed in the SEC Documents, there has not been: (i) a TAL MAE or (ii) any other condition, event or development that reasonably may be expected to result in a TAL MAE.

         3.2 REPRESENTATIONS AND WARRANTIES OF TARO. Taro hereby represents and warrants to TAL that:

                 (a) Organization. Taro is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Alberta. Taro has all requisite corporate power and corporate authority and all necessary governmental authorizations to own, lease and operate all of its properties and assets and to carry on its business as now being conducted, except where the failure to have such governmental authority would not have a Taro MAE. Except as set forth in Section 3.2(a) of the Taro Disclosure Letter, Taro is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be duly qualified does not and would not have a Taro MAE. Taro is in compliance with all applicable laws, judgments, orders, rules and regulations, domestic and foreign, except where failure to be in such compliance would not have a Taro MAE. Taro has heretofore delivered to TAL true and complete copies of the Taro Articles and the bylaws of Taro as in existence on the date hereof.

                 (b)      Capitalization.

                          (i) The authorized capital stock of Taro consists of an unlimited number of common shares and an unlimited number of Class A shares ("Taro Class A Shares"). As of November 19, 1997, there were 5,893,818 Taro Common Shares issued and outstanding. There are no outstanding Taro Class A Shares. A total of 299,568 Taro Common Shares have been reserved for issuance upon the exercise of the Taro Options, all of which have now vested. All issued and outstanding Taro Common Shares are validly issued, fully paid and nonassessable and no holder thereof is entitled to preemptive rights. Taro is not a party to, and is not aware of, any voting agreement, voting trust or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of Taro.

                          (ii) Other than as described in Section 3.2(b)(i), there are not now, and at the Effective Date there will not be, any (A) shares of capital stock or other equity securities of Taro outstanding other than Taro Common Shares issued pursuant to the exercise of Taro Options or (B) outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of Taro, or contracts, understandings or arrangements to which Taro is a party, or by which it is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock.

                          (iii) Section 3.2(b)(iii) of the Taro Disclosure Letter sets forth a list of the Taro Subsidiaries. Each Taro Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization set forth on
                 Section 3.2(b)(iii) of the Taro Disclosure Letter, and, except to the extent specified in Section 3.2(b)(iii) of the Taro Disclosure Letter, is duly authorized, qualified and licensed and has all requisite power and authority under all applicable laws, ordinances and orders of public authorities to own, operate and lease its properties and assets and to carry on its business in the places and in the manner currently conducted. All of the outstanding shares in the capital of the Taro Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable, were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any Person and, except as set forth in Section 3.2(b)(iii) of the Taro Disclosure Letter, are owned of record and beneficially by Taro or the Taro Subsidiary identified on such schedule as owning such interest free and clear of all Liens (other than restrictions on sales of shares under applicable securities laws). There are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights, agreements, arrangements or understandings of any character obligating any Taro Subsidiary
                 (i) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the capital of any Taro Subsidiary or any securities or obligations convertible into or exchangeable for such shares or (ii) to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right, agreement, arrangement or understanding. Neither Taro nor any Taro Subsidiary owns (directly or indirectly) any equity interest or other interest or investment in any corporation, partnership, joint venture, association or other entity or organization, other than the Taro Subsidiaries and as set forth in Section 3.2(b)(iii) of the Taro Disclosure Letter.

                 (c) Authorization and Validity of Agreement. Taro has all requisite corporate power and authority to enter into this Agreement and the Other Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Taro of this Agreement and the Other Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action (subject only, with respect to the Arrangement, to approval of this Agreement by the Taro Common Shareholders as provided for in Section 5.1). On or prior to the date hereof the Board of Directors of Taro has determined to recommend approval of the Arrangement to the Taro Common Shareholders, and such determination is in effect as of the date hereof. This Agreement has been duly executed and delivered by Taro and is the valid and binding obligation of Taro enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies. The Other Agreements, when executed and delivered by Taro, as applicable, will constitute valid and binding obligations of Taro, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

                 (d) No Approvals or Notices Required; No Conflict with Instruments to which Taro is a Party. The execution and delivery of this Agreement and the Other Agreements do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Taro or any of the Taro Subsidiaries under, any provision of (i) the Taro Articles or bylaws of Taro or any provision of the comparable organizational documents of the Taro Subsidiaries, (ii) except as set forth in Section 3.2(d) of the Taro Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, guaranty or other financial assurance agreement or other agreement, instrument, permit, concession, franchise or license applicable to Taro or its properties or assets, (iii) except as set forth in Section 3.2(d) of the Taro Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, guaranty or other financial assurance agreement or other agreement, instrument, permit, concession, franchise or license applicable to any Taro

         Subsidiary, or their respective properties or assets and (iv) subject to governmental filing and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation or arbitration award applicable to Taro or any of the Taro Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Taro MAE. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Taro or any of the Taro Subsidiaries in connection with the execution and delivery of this Agreement by Taro or the consummation by Taro of the transactions contemplated hereby, except for (i) issuance of the Interim Order and the Final Order, (ii) the filing with the TSE and Commissions of the Proxy Circular, (iii) the filing of the Articles of Arrangement and Articles of Amalgamation with the Registrar with respect to the Arrangement as provided in the ABCA and the Final Order and appropriate documents with the relevant authorities of other jurisdictions in which Taro is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices as are set forth in Section 3.2(d) of the Taro Disclosure Letter.

                 (e) Commission Filings; Financial Statements. Taro is a reporting issuer under the securities laws of Alberta and Ontario and is not in default of any requirement of such securities laws and it is in compliance with the bylaws, rules and regulations of the TSE, being the only exchange upon which the Taro Common Shares are listed. Taro has filed all reports and other filings, together with any amendments required to be made with respect thereto, that they have been required to file with the TSE and the Commissions. Taro has heretofore delivered to TAL copies of the Taro Commission Filings. As of the respective dates of their filing with the TSE or the Commissions, the Taro Commission Filings complied in all material respects with the applicable securities laws, the rules and regulations of the Commissions thereunder and the bylaws, rules and regulations of the TSE, and were true and complete in all material respects and did not contain any misrepresentation (as defined in the Securities Act (Alberta)).

                 Each of the consolidated financial statements (including any related notes or schedules) included in the Taro Commission Filings was prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis (except as may be noted therein or in the notes or schedules thereto) and complied with the rules and regulations of the TSE and the Commissions. Such consolidated financial statements fairly present the consolidated financial position of Taro as of the dates thereof and the results of operations, cash flows and changes in shareholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments on a basis comparable with past periods). As of the date hereof, Taro has no liabilities, absolute or contingent, that may reasonably be expected to have a Taro MAE, that are not reflected in the Taro Commission Filings, except (i) those incurred in the ordinary course of business consistent with past operations and not relating to the borrowing of money, and (ii) those set forth in Section 3.2(e) of the Taro Disclosure Letter.

                 (f) Conduct of Business in the Ordinary Course; Absence of Certain Changes and Events. Since December 31, 1996, except as contemplated by this Agreement or as disclosed in the Taro Commission Filings or set forth in Section 3.2(f) of the Taro Disclosure Letter, Taro and the Taro Subsidiaries have conducted their respective businesses only in the ordinary and usual course in accordance with past practice, and there has not been: (i) a Taro MAE or any other material adverse change in the financial condition, results of operations, prospects, assets or business of Taro or any Taro Subsidiary, taken as a whole, or (ii) any other condition, event or development that reasonably may be expected to result in any such material adverse change or a Taro MAE; (iii) any change by Taro in its accounting methods, principles or practices;
         (iv) any amendment to the Taro Articles, bylaws or other governing documents or any resolutions or proceedings pending for any amendment thereto, except as may be contemplated therein; (v) any revaluation by Taro or any Taro Subsidiary of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business and consistent with past practice; (vi) any entry by Taro or any Taro Subsidiary into any commitment or transaction that would be material to Taro and not in the ordinary course of business; (vii) any declaration, setting aside or payment of any dividends or distributions in respect of the Taro Common Shares or any redemption, purchase or other acquisition of any of its securities; (viii) any damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties or business of Taro; (ix) any increase in indebtedness of borrowed money other than borrowing under existing credit facilities as disclosed in Section 3.2(f) of the Taro Disclosure Letter; (x) any granting of a security interest or Lien on any property or assets of Taro, other than Permitted Liens; (xi) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or any other increase in the compensation payable or to become payable to any directors, officers or key employees of Taro or which Taro would be responsible; or (xii) any transaction with any Affiliate of Taro or any Taro Subsidiary.

                 (g) Litigation. Except as disclosed in the Taro Commission Filings or as set forth in Section 3.2(g) of the Taro Disclosure Letter, there are no Demands, pending or, to the knowledge of Taro, threatened against or affecting (i) Taro or any of its properties at law or in equity, or any of their employee benefit plans or fiduciaries of such plans or (ii) any Taro Subsidiary or any of their respective properties at law or in equity, or any of their respective employee benefit plans or fiduciaries of such plans, before or by any Governmental Entity, wherever located that (i) exist today;
         (ii) could prevent or hinder the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement or (iii) would otherwise, if adversely determined, have a Taro MAE. Taro is not subject to any judicial, governmental or administrative order, writ, judgment, injunction or decree.

                 (h) Disclosure. Taro has made disclosure of all material facts (as defined in the Securities Act (Alberta)) relating to its business and financial affairs to TAL and acknowledges that TAL is relying upon such disclosure in determining whether to proceed with the Plan of Arrangement.

                 (i)      Employee Benefit Plans.

                          (i) Section 3.2(i) of the Taro Disclosure Letter provides a description of each Benefit Program or Agreement that is sponsored, maintained or contributed to by Taro or any Taro Subsidiary for the benefit of its employees, or has been so sponsored, maintained or contributed to within three years prior to the Effective Date. True and complete copies of each of the Benefit Programs or Agreements, related trusts, if applicable, and all amendments thereto have been furnished to TAL.

                          (ii) Except as otherwise set forth in Section 3.2(i) of the Taro Disclosure Letter,

                                  (A)      Each Benefit Program or Agreement
                          has been administered, maintained and operated in all material respects in accordance with the terms thereof and in compliance with its governing documents and applicable law;

                                  (B)      There are no actions, suits or
                          claims pending (other than routine claims for benefits) or, to the knowledge of Taro, threatened against, or with respect to, any of the Benefit Programs or Agreements or its assets; and

                                  (C)      The execution and delivery of this
                          Agreement and the consummation of the transactions contemplated hereby will not require Taro or any Taro Subsidiary to make a larger contribution to, or pay greater benefits under, any Benefit Program or Agreement than it otherwise would or create or give rise to any additional vested rights or service credits under any Benefit Program or Agreement or cause the companies to make accelerated payments.

                          (iii) Except as set forth in Section 3.2(i) of the Taro Disclosure Letter, termination of employment of any employee of Taro or any Taro Subsidiary immediately after consummation of the transactions contemplated by this Agreement would not result in payments under the Benefit Programs or Agreements.

                          (iv) Except as set forth in Section 3.2(i) of the Taro Disclosure Letter, each of the Benefit Programs or Agreements may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

                          (v) Except as set forth in Section 3.2(i) of the Taro Disclosure Letter, none of the employees of Taro or any Taro Subsidiary are subject to union or collective bargaining agreements.

                          (vi) None of Taro or any Taro Subsidiary has agreed or is obligated to provide retiree medical coverage.

                          (vii) Except as set forth in Section 3.2(i) of the Taro Disclosure Letter, to the best knowledge of Taro, none of Taro or any of the Taro Subsidiaries, any officer or director of Taro or any of the Taro Subsidiaries or any of the Benefit Plans, or any trusts created thereunder, or any trustee or administrator thereof, has engaged in any prohibited transaction or act or any other breach of fiduciary responsibility that could subject Taro or any Taro Subsidiary or TAL as the successor to the business of Taro to any tax or penalty or to any liability under any applicable law or regulation.

                 (j)      Taxes.

                          (i) Except as set forth in Section 3.2(j) of the Taro Disclosure Letter, Taro and its current and past subsidiaries have duly and timely filed, in all material respects, in proper form, returns in respect of taxes under the Income

                 Tax Act (Canada), the Alberta Corporate Tax Act, the income tax legislation of any other province of Canada or any foreign country having jurisdiction over its affairs or any of the Taro Subsidiaries, and similar legislation of other provinces having jurisdiction over its affairs, for all prior periods in respect of which such filings have heretofore been required. All taxes shown on such returns and all taxes now owing, including interest and penalties, have been paid or accrued on Taro's books. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period. There is no material claim against Taro or any Taro Subsidiary with respect to any taxes, and no material assessment, deficiency or adjustment has been asserted or proposed with respect to any tax return of or with respect to Taro or any Taro Subsidiary that has not been adequately provided for in reserves established by Taro or such Taro Subsidiary. All income tax returns of or with respect to Taro or any Taro Subsidiary up to and including December 31, 1995, have been assessed by the applicable Governmental Entity. The time period for reassessment under the Income Tax Act (Canada), the Alberta Corporate Tax Act, and the Income Tax Act (B.C.) in the absence of misrepresentation attributable to negligence, carelessness, willful default or fraud has expired for all periods up to and including the tax year ended September 30, 1992. The total amounts set up as liabilities for current and deferred taxes in the consolidated financial statements included in the Taro Commission Filings have been prepared in accordance with Canadian generally accepted accounting principles and are sufficient to cover the payment of all material taxes, including any penalties or interest thereon and whether or not assessed or disputed, that are, or are hereafter found to be, or to have been, due with respect to the operations of Taro or any Taro Subsidiary through the periods covered thereby. Except for statutory Liens for current taxes not yet due, no Liens for taxes exist upon the assets of Taro.

                          (ii) Taro and each Taro Subsidiary has remitted to the proper tax authority when required by law to do so, all amounts payable by it on account of GST and is a "taxable Canadian corporation" for the Income Tax Act (Canada).

                          (iii) As of the Effective Date, Taro shall have fully accrued for all taxes that may be required to be paid as a result of the transactions contemplated hereby.

                 (k)      Environmental Matters.  Except as set forth in
         Section 3.2(k) of the Taro Disclosure Letter, (i) the properties, operations and activities of Taro and each of the Taro Subsidiaries complies in all material respects with all applicable Environmental Laws; (ii) none of Taro or any of its Taro Subsidiaries is subject to any existing, pending or, to the knowledge of Taro, threatened action, suit, investigation, inquiry or proceeding by or before any Governmental Entity under any Environmental Law; (iii) except where the failure would not have a Taro MAE, all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by Taro under any Environmental Law in connection with any aspect of the business of Taro or any Taro Subsidiary, including without limitation those relating to the treatment, storage, disposal or release of a hazardous substance or solid waste, have been duly obtained or filed and will remain valid and in effect after the Arrangement and Taro and each Taro Subsidiary is in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) Taro and each Taro Subsidiary has satisfied and are currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any Governmental Entity under any Environmental Law, and none of such parties has received any notice of noncompliance with any such requirements; (v) to Taro's knowledge, there are no physical or environmental conditions existing on any property currently owned or leased or previously owned or leased by Taro or any entity in which it has or had ownership interest that could reasonably be expected to give rise to any on-site or off-site remedial obligations under any Environmental Laws; and (vi) to Taro's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws, all hazardous substances or solid wastes generated by Taro or any Taro Subsidiary or used in connection with their properties or operations have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under environmental laws to treat, store or dispose of such substances and wastes, and, to the knowledge of Taro, such carriers and facilities have been and are operating in compliance with such authorizations and are not the subject of any existing, pending, or overtly threatened action, investigation, or inquiry by any Governmental Entity in connection with any Environmental Laws.

                 (l) Severance Payments. Except as set forth in Section 3.2(l) of the Taro Disclosure Letter, Taro will not have any liability or obligation to pay a severance payment or similar obligation to any of their respective employees, officers, or directors as a result of the Arrangement or the transactions contemplated by this Agreement, nor will any of such Persons be entitled to an increase in severance payments or other benefits as a result of the Arrangement or the transactions contemplated by this Agreement or the Other Agreements in the event of the subsequent termination of their employment.

                 (m) Shareholder and Similar Agreements. To the knowledge and belief of Taro, except as disclosed in Section 3.2(m) of the Taro Disclosure Letter, there are no shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of Taro.

                 (n) Brokers. No broker, investment banker, or other Person acting on behalf of Taro or any Taro Subsidiary is or will be entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

                 (o) Compliance with Laws. Taro and each of the Taro Subsidiaries hold all required, necessary or applicable permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities, except where the failure to so hold could not reasonably be expected to have a Taro MAE (the "Taro Permits"). All applications with respect to such permits, licenses, variances, exemptions, orders, franchises and approvals were complete and correct in all material respects when made and Taro does not know of any reason why any of such permits, licenses, variances, exemptions, orders, franchises and approvals would be subject to cancellation. Taro and each of the Taro Subsidiaries are in compliance with the terms of the Taro Permits except where the failure to so comply could not reasonably be expected to have a Taro MAE. Neither Taro nor any of the Taro Subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule, permit or order of any federal, provincial or local government, domestic or foreign, or any Governmental Entity, any arbitration award or any judgment, decree or order of any court or other Governmental Entity, applicable to Taro or any of the Taro Subsidiaries or their respective business, assets or operations, except for violations and failures to comply that would not have a Taro MAE.

                 (p)      Contracts.

                          (i) Section 3.2(p) to the Taro Disclosure Letter contains a complete list of the following contracts, agreements, arrangements and commitments: (i) all employment or consulting contracts or agreements to which Taro or any Taro Subsidiary is contractually obligated; (ii) current leases, sales contracts and other agreements with respect to any property, real or personal, of Taro or any Taro Subsidiary or to which Taro or any Taro Subsidiary is contractually obligated; (iii) contracts or commitments for capital expenditures or acquisitions in excess of $30,000 to which Taro or any Taro Subsidiary is obligated; (iv) agreements, contracts, indentures or other instruments relating to the borrowing of money, or the guarantee of any obligation for the borrowing of money, to which Taro or any Taro Subsidiary is a party or any of their respective properties is bound; (v) contracts or agreements or amendments thereto that would be required to be filed as an exhibit to a Taro Commission Filing that has not yet been filed as an exhibit; (vi) all corporations, partnerships, limited liability companies and other entities that Taro or any Taro Subsidiary has owned, directly or indirectly, an equity interest in since June 15, 1993, (vii) all material indemnification and guaranty or other similar obligations to which Taro or any Taro Subsidiary is bound and which the officers of Taro or any Taro Subsidiary, after reasonable investigation, are aware, (viii) any outstanding bonds, letters of credit posted or guaranteed by Taro or any Taro Subsidiary with respect to any Person, (ix) any covenants not to compete or other obligations affecting Taro or any Taro Subsidiary that would restrict New Taro or EVI and its Affiliates from engaging in any business or activity that the officers of Taro are aware, after reasonable investigation (x) contracts or agreements requiring the customer's payments for goods or services or the provision of goods or services at a price less than Taro's or a Taro Subsidiary's cost of producing such goods or providing such services, (xi) agreements or obligations with any Affiliate of Taro, (xii) any agreement, lease contract or commitment or series of related agreements, leases, contracts or commitments not entered into in the ordinary course of business or, except for agreements to purchase or sell goods and services entered into in the ordinary course of business, not cancelable by Taro or any Taro Subsidiary within 30 calendar days, (xiii) any agreement, contract or commitment that would limit the freedom of Taro or any Taro Subsidiary or any Affiliate of Taro following the Closing Date to engage in any line of business, to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any of their assets or to compete with any Person or to engage in any business or activity in any geographic area, (xiv) any manufacturing, supply, sales, distributorship or similar agreement relating to the products manufactured or sold or services provided by Taro or any Taro Subsidiary, (xv) any license, royalty or similar agreement and
                 (xvi) contracts, agreements, arrangements or commitments, other than the foregoing, that could reasonably be considered to be material to Taro or any Taro Subsidiary, taken as a whole.

                          (ii)    True and correct copies of all the
                 instruments described in Section 3.2(p) of the Taro Disclosure Letter have been furnished or made available to TAL. Except as noted in the Taro Disclosure Letter, all such agreements, arrangements or commitments are valid and subsisting and each of

                 Taro and the Taro Subsidiaries to the extent each is a party, has duly performed its obligations thereunder in all material respects to the extent such obligations have accrued, and no breach or default thereunder by Taro or the Taro Subsidiaries or, to the knowledge of Taro, any other party thereto has occurred that could impair the ability of Taro or the Taro Subsidiaries to enforce any material rights thereunder. There are no material liabilities of any of the parties to any of the contracts between Taro or any of the Taro Subsidiaries and third parties arising from any breach of or default in any provision thereof or which would permit the acceleration of any obligation of any party thereto or the creation of a Lien upon any asset of Taro or any of the Taro Subsidiaries.

                 (q)      Title to Property.

                          (i) At the Effective Date, Taro and each of the Taro Subsidiaries will have good and marketable title to, or valid leasehold interests in, all their respective properties and assets.

                          (ii) Taro and each of the Taro Subsidiaries has complied in all material respects with the terms of all leases to which they are a party and under which they are in occupancy, and all such leases are in full force and effect. Taro and each of the Taro Subsidiaries enjoy peaceful and undisturbed possession under all such leases.

                 (r) Intellectual Property. Taro or a Taro Subsidiary owns or possesses licenses or other rights to use all Proprietary Rights that, in each case, Taro or any Taro Subsidiary reasonably believes are necessary for the conduct of their business as currently conducted. Set forth in Section 3.2(r) of the Taro Disclosure Letter is a complete and accurate list of all patents, trademarks and licenses Taro or any Taro Subsidiary owns or possesses or otherwise has rights to use and all patents, trademarks and licenses pertaining to their business that Taro or any Taro Subsidiary owns or possesses or otherwise has rights to use. No licenses, sublicenses, covenants or agreements have been granted or entered into by Taro or any Taro Subsidiary in respect of the items listed in Section 3.2(r) of the Taro Disclosure Letter except as noted thereon. Neither Taro, any Taro Subsidiary nor any Affiliate of Taro has received any notice of infringement, misappropriation or conflict from any other Person with respect to such Proprietary Rights except as noted in Section 3.2(r) of the Taro Disclosure Letter, and, to the best knowledge of Taro, the conduct of the business of Taro and the Taro Subsidiaries has not infringed, misappropriated or otherwise conflicted with any proprietary rights of any other Person. Neither Taro nor any Taro Subsidiary has given indemnification for patent, trademark, service mark or copyright infringements except to licensees or customers in the ordinary course of business. All of the Proprietary Rights that are owned by Taro or any Taro Subsidiary are owned free and clear of all Liens except for Permitted Liens and as set forth in Section 3.2(r) of the Taro Disclosure Letter. All Proprietary Rights that are licensed by Taro or any Taro Subsidiary from third parties are licensed pursuant to valid and existing license agreements and such interests are not subject to any Liens other than those under the applicable license agreements. The consummation of the transactions contemplated by this Agreement will not result in the loss of any Proprietary Rights material to the business of Taro or any Taro Subsidiary.

                 (s) Insurance Policies. Section 3.2(s) of the Taro Disclosure Letter contains a correct and complete description of all insurance policies held by Taro covering Taro and the Taro Subsidiaries, any employees or other agents of Taro and the Taro

         Subsidiaries or any assets of Taro and the Taro Subsidiaries. Each such policy is in full force and effect, is with responsible insurance carriers and is substantially equivalent in coverage and amount to policies covering companies of the size of Taro and in the business in which Taro and the Taro Subsidiaries is engaged, in light of the risk to which such companies and their employees, businesses, properties and other assets may be exposed. All retroactive premium adjustments under any worker's compensation policy of Taro or any of the Taro Subsidiaries have been recorded in Taro's financial statements in accordance with Canadian generally accepted accounting principles and are reflected in the financial statements contained in the Taro Commission Filings.

                 (t) Loans. Section 3.2(t) of the Taro Disclosure Letter sets forth all existing loans, advances or other extensions of credit (excluding accounts receivable arising in the ordinary course of business) by Taro or the Taro Subsidiaries to any party other than intercompany loans, advances, guaranties or extensions of credit.

                 (u) No Fraudulent Transfer. Neither Taro nor any Taro Subsidiary has within the last twelve months made any transfer or incurred any obligation with actual intent to hinder, delay or defraud any entity to which it was or may become indebted and it has not transferred any material property without receiving reasonably equivalent value for any such transfer obligation. Immediately prior to the Arrangement, (i) the fair value of the assets of Taro and the Taro Subsidiaries at a fair valuation exceeds their debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of the property of Taro and the Taro Subsidiaries is greater than the amount that will be required to pay its probable liability on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and mature, (iii) Taro and the Taro Subsidiaries reasonably expect to be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured,
         (iv) Taro and any Taro Subsidiary will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted, and
         (v) to the knowledge of Taro or any Taro Subsidiary, no creditor of Taro, TAL, New Taro or any Taro Subsidiary will be prejudiced by the Arrangement. For all purposes of clauses of (i) through (v), the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

                 (v) Information Supplied. The information included or incorporated by reference in the Proxy Circular (except for any information supplied or to be supplied by TAL) shall, at the date the Proxy Circular is first mailed to Taro Common Shareholders and at the time of the Taro Shareholders Meeting, be true and complete in all material respects and shall not contain any misrepresentation (as defined in the Securities Act (Alberta)). The Proxy Circular will comply as to form in all material respects with the requirements of the Securities Act (Alberta) and the rules and regulations thereunder.

                 (w) Sales into the United States. Revenues from sales of goods and services attributable to the business of Taro and the Taro Subsidiaries into and for use in the United States have, for each of the three years preceding the date hereof, been less than an aggregate total of US$25 million. The aggregate total book value of the assets in the United States of Taro and the Taro Subsidiaries is less than US$15 million.

                                   ARTICLE IV

                               COVENANTS OF TARO

         4.1 CONDUCT OF BUSINESS BY TARO PENDING THE ARRANGEMENT. Taro covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or the date of termination of this Agreement, unless TAL shall otherwise agree in writing or as otherwise expressly contemplated by this Agreement or set forth in Section 4.1 of the Taro Disclosure Letter:

                 (a) the business of Taro and the Taro Subsidiaries shall be conducted only in, and Taro and the Taro Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice;

                 (b) Taro shall not directly or indirectly do any of the following: (i) issue, sell, pledge, dispose of or encumber any capital stock of Taro except upon the exercise of outstanding Taro Options; (ii) split, combine, or reclassify any outstanding capital stock, or declare, set aside, or pay any dividend payable in cash, stock, property, or otherwise with respect to its capital stock whether now or hereafter outstanding; (iii) redeem, purchase or acquire or offer to acquire any of its capital stock; (iv) grant any options to purchase any capital stock of Taro or any Taro Subsidiary;
         (v) acquire, agree to acquire or make any offer to acquire for cash or other consideration, any equity interest in or all or substantially all of the assets of any corporation, partnership, joint venture, or other entity; (vi) enter into any contract, agreement, commitment, or arrangement with respect to any of the matters set forth in this
         Section 4.1(b); (vii) amend its articles or bylaws; or (viii) reorganize, amalgamate or merge with any other Person;

                 (c) Neither Taro nor any Taro Subsidiary shall enter into any contract regarding its business having a term greater than 180 days or involving an amount in excess of $250,000 or commit to do the same; provided, however, that if such contract directly relates to the sale of compression products by Taro, then the amount involved may not be in excess of $1 million.

                 (d) Except for the proviso contained in Section 4.1(c), Taro and the Taro Subsidiaries shall not become bound by any agreement or obligation in an amount in excess of $500,000 in the aggregate for all such agreements and obligations;

                 (e) Taro and the Taro Subsidiaries shall not pledge or encumber any of the assets of Taro or the Taro Subsidiaries;

                 (f) Neither Taro nor any of the Taro Subsidiaries shall enter into any written employment or consulting contracts or, except for the hiring of non-executive employees in the ordinary course of business, any oral employment or consulting contracts;

                 (g) Other than in the ordinary course of business, neither Taro nor any of the Taro Subsidiaries shall enter into any contract or agreement that, if effective on the date hereof, would be required to be identified as a disclosure pursuant to Section 3.2(p) of the Taro Disclosure Letter.

                 (h) Neither Taro nor any of the Taro Subsidiaries shall sell, lease, mortgage, pledge, grant a Lien on or otherwise encumber or otherwise dispose of any of Taro's or the Taro Subsidiaries' properties or assets in an amount in excess of $50,000 in the aggregate, except sales of inventory in the ordinary course of business consistent with past practice;

                 (i) Neither Taro nor any of the Taro Subsidiaries shall, directly or indirectly, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Taro or the Taro Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or make or permit to remain outstanding any loans, advances or capital contributions to, or investments in, any other Person, other than to Taro or any direct or indirect wholly owned subsidiary of Taro;

                 (j) Neither Taro nor any of the Taro Subsidiaries shall make any election relating to taxes;

                 (k) Neither Taro nor any of the Taro Subsidiaries shall change any accounting principle used by it;

                 (l) Taro shall use its reasonable efforts (i) to preserve intact the business organization of Taro, (ii) to maintain in effect any material authorizations or similar rights of Taro, (iii) to preserve the goodwill of those having material business relationships with it, (iv) to maintain and keep each of Taro's properties in the same repair and condition as presently exists, except for deterioration due to ordinary wear and tear and damage due to casualty and (v) to maintain in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it;

                 (m) Taro shall, and shall cause the Taro Subsidiaries to, perform their respective obligations under any contracts and agreements to which it is a party or to which any of its assets is subject, except to the extent such failure to perform would not have a Taro MAE, and except for such obligations as Taro in good faith may dispute;

                 (n) Neither Taro nor any of the Taro Subsidiaries shall settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises: (i) of litigation where the amount paid in settlement or compromise does not exceed $50,000, or if greater, the amount of the reserve therefor reflected in the most recent Taro Commission Filings and the terms of the settlement would not otherwise have a Taro MAE or (ii) in consultation and cooperation with TAL, and, with respect to any such settlement, with the prior written consent of TAL;

                 (o) Neither Taro nor any Taro Subsidiary shall enter into any transaction with any Affiliate of Taro;

                 (p) Neither Taro nor any Taro Subsidiary shall grant any management or shareholder bonus or, other than in the ordinary course of business consistent with past practice, any salary increase; and

                 (q) Taro shall not authorize any of, or commit or agree to take any of, or permit any Taro Subsidiary to take any of, the foregoing actions to the extent prohibited by the foregoing and shall not, and shall not permit any of the Taro Subsidiaries to, take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in this Agreement becoming untrue or any of the conditions to the Arrangement set forth in Article VI not being satisfied. Taro promptly shall advise TAL orally and in writing of any change or event having, or which, insofar as reasonably can be foreseen, would have, a material adverse effect on Taro and the Taro Subsidiaries, taken as a whole; or cause a Taro MAE.

         4.2 SUBSIDIARY DISSOLUTION. Taro will use its best efforts to dissolve all of the Taro Subsidiaries prior to the Effective Date.


                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

         5.1 COOPERATION; CONSENTS AND APPROVALS. In cooperation with TAL, Taro shall prepare all necessary documents and filings and obtain all approvals, including the obtaining of the Interim Order and the Final Order and the preparation of the Proxy Circular.

                 (a) Without limiting the foregoing, Taro shall use all reasonable efforts to, as soon as practicable, complete the preparation of the Proxy Circular as agreed with TAL and, subject to the grant of the Interim Order, to mail to the Taro Common Shareholders and file in all jurisdictions where required the Proxy Circular and other documentation required in connection with the Taro Shareholders Meeting, all in accordance with National Policy No. 41 of the Canadian Securities Administrators, the Interim Order and applicable law, and Taro shall use all reasonable efforts, subject to the grant of the Interim Order, to as soon as practicable and in any event on the date specified in the Interim Order, to convene the Taro Shareholders Meeting for the purpose of approving the Arrangement and this Agreement in accordance with the Interim Order.

                 (b) Taro shall cause a list of Taro Common Shareholders as of the record date for the Taro Shareholders Meeting and the shareholder mailing information, in a form suitable for soliciting of Taro Common Shareholders to be prepared by the Depositary, to be delivered to TAL no later than the Business Day after such record date.

                 (c) Taro shall ensure that the Proxy Circular complies with all applicable disclosure laws as they relate to the disclosure of information regarding Taro and, without limiting the generality of the foregoing, provides the Taro Common Shareholders to which such circular is sent with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them.

                 (d) EVI and TAL shall provide all such information reasonably required for inclusion in the Proxy Circular to permit Taro to comply with Section 5.1(c).

                 (e)      Subject to the terms and conditions set forth in
         Section 6.3 and the fiduciary obligations of the Board of Directors of Taro with respect to such matters, the Board of Directors of Taro (i) shall recommend at such meeting that the Taro Common

         Shareholders vote to adopt and approve the Arrangement and this Agreement (the "Recommendation"), (ii) shall use its reasonable efforts to solicit from the Taro Common Shareholders proxies in favour of such adoption and approval and (iii) shall take all other action reasonably necessary to secure a vote of its shareholders in favour of the adoption and approval of the Arrangement and this Agreement.

                 (f) Prior to the Effective Date, EVI shall have taken all necessary action to permit it to issue the number of shares of EVI Common Stock issuable upon the exercise of the Taro Options after the Effective Date and the shares of EVI Common Stock to be so issued will, when issued pursuant to the terms of the Taro Option Plan, be validly issued, fully paid and non-assessable and not subject to any preemptive rights.

         5.2 DEPOSITARY. Taro shall permit and direct the Depositary to act as New Taro's depositary under the Arrangement. EVI shall permit and direct the Depositary to act as EVI's depositary under the Arrangement.

         5.3 FILINGS; CONSENTS; REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, Taro and TAL shall (i) make all necessary filings with respect to the Arrangement and this Agreement under applicable securities laws and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto; (ii) use reasonable efforts to obtain all consents, waivers, approvals, authorizations, and orders required in connection with the authorization, execution, and delivery of this Agreement and the consummation of the Arrangement; (iii) use reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement; and
(iv) will permit the review by each other of all documents to be filed with the Court or to be sent to the Taro Common Shareholders with respect to the Taro Shareholders Meeting.

         5.4 NOTIFICATION OF CERTAIN MATTERS. Taro shall give prompt notice to TAL, and TAL shall give prompt notice to Taro, orally and in writing, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Date; and (ii) any material failure of Taro or TAL, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be compiled with or satisfied by it hereunder.

         5.5 EXPENSES. Except as provided in Section 7.3, whether or not the Arrangement is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that if this Agreement shall have been terminated pursuant to Section 7.1 as a result of the willful breach by a party of any of its representations, warranties, covenants, or agreements set forth in this Agreement, such breaching party shall pay the direct out-of-pocket costs and expenses of the other parties in connection with the transactions contemplated by this Agreement.

         5.6 TARO OPTION PLAN. Taro shall take action prior to the Arrangement to modify the Taro Option Plan to reflect that upon exercise of the Taro Options, shares of EVI Common Stock will be issued in lieu of Taro Common Shares.

         5.7 NO SOLICITATIONS. Taro shall not, nor shall it permit any Taro Subsidiary to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor, agent or representative of Taro or any Taro Subsidiary to, directly or indirectly, make, solicit, initiate or encourage inquiries or the submission of proposals or offers from any Person other than TAL relating to the acquisition, recapitalization, merger, amalgamation, arrangement, purchase or dissolution of Taro or, except with the prior written consent of TAL, of material assets or any ownership or debt interest of or in Taro or any similar or business combination transaction (any of the foregoing proposals or offers being referred to herein as an "Acquisition Proposal"), or participate in discussions or negotiations, or in any way assist, facilitate or cooperate with any Person other than TAL seeking to do any of the foregoing, including by furnishing information to any such Person, provided that the foregoing shall not prevent the board of directors of Taro from responding to any bona fide offer, proposal or inquiry made by a third party in connection with the foregoing and providing information to such a Person, if, in the opinion of the directors, acting in good faith and upon the advice of their financial and legal advisors, the failure to do so would be inconsistent with the directors' fiduciary duties under applicable law. In such event, Taro shall promptly advise TAL orally and in writing of the material terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal. Prior to Taro providing any information concerning Taro or any Taro Subsidiaries to such Person, such Person shall sign a confidentiality agreement substantially similar to the confidentiality agreement signed by EVI. Taro shall keep TAL fully informed of the status and details of any such Acquisition Proposal.

         5.8     BETTER OFFERS.

                 (a) If a competing bona fide Acquisition Proposal is made that is more favorable from a financial point of view to the Taro Common Shareholders, then the board of directors of Taro may withdraw the Recommendation provided that, in the opinion of the directors, acting in good faith and upon the advice of their financial and legal advisors, the directors' fiduciary duties under applicable law would require withdrawal of the Recommendation.

                 (b) Taro and its board of directors may cause any withdrawal of the Recommendation and any support for or recommendation of a competing bona fide Acquisition Proposal made as permitted by
         Section 5.8(a) to be reflected in a public announcement and in a proxy circular or amendment thereto.

         5.9 MUTUAL AGREEMENTS. Each of Taro and TAL covenants and agrees that, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it:

                 (a) will in a timely and expeditious manner, but in any event not later than December 22, 1997, file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order with respect to the Arrangement;

                 (b) will, in a timely and expeditious manner, carry out the terms of the Interim Order, provided that nothing shall require a party to consent to any modification of this Agreement, the Arrangement or such party's obligations hereunder.

                 (c) will, subject to the approval of the Arrangement at the Taro Shareholders Meeting in accordance with the provisions on the Interim Order, forthwith, but in any event not later than February 27, 1998, file, proceed with and diligently prosecute together with the other party an application for the Final Order; and

                 (d) will forthwith carry out the terms of the Final Order and will, together with the other party, file Articles of Arrangement and the Final Order with the Registrar in order for the Arrangement to become effective on or before March 31, 1998, provided that nothing shall require a party to consent to any modification of this Agreement, the Arrangement or such party's obligations hereunder.

         5.10 DEPOSIT OF EVI STOCK. EVI shall deposit with the Depositary the shares of EVI Common Stock required for the exchange of Taro Common Shares held by Non-Residents of Canada and the exchange of the New Taro Class B Common Shares pursuant to this Agreement and the Plan of Arrangement and EVI shall irrevocably direct the Depositary to exchange the Taro Common Shares held by Non-Residents of Canada and to exchange the New Taro Class B Common Shares with the shares of EVI Common Stock deposited.

         5.11 TAL OBLIGATIONS. EVI covenants and agrees to cause TAL to fulfill its obligations under this Agreement in accordance with the provisions of this Agreement.


                                   ARTICLE VI

                                   CONDITIONS

         6.1 CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE ARRANGEMENT. The respective obligations of each party to effect the Arrangement shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

                 (a) This Agreement and the Arrangement shall have been approved and adopted by the requisite vote of the Taro Common Shareholders as may be required by law, by the Court, by the rules of the TSE and by any applicable provisions of the Taro Articles or its bylaws;

                 (b) No order shall have been entered and remain in effect in any action or proceeding before any foreign, federal or state court or governmental agency or other foreign, federal or province regulatory or administrative agency or commission that would prevent or make illegal the consummation of the Arrangement;

                 (c) There shall have been obtained any and all material permits, approvals and consents of securities commissions of any jurisdiction, and of any other governmental body or agency, that reasonably may be deemed necessary so that the consummation of the Arrangement and the transactions contemplated thereby will be in compliance with applicable laws, the failure to comply with which would have a Taro MAE or TAL MAE; and

                 (d) All approvals and consents of third Persons (i) the granting of which is necessary for the consummation of the Arrangement or the transactions contemplated in connection therewith and (ii) the non- receipt of which would have a Taro MAE or a TAL MAE, including the receipt of the Interim Order and the Final Order.

         6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF EVI AND TAL. The obligations of EVI and TAL to effect the Arrangement is, at the option of EVI and TAL, also subject to the fulfillment at or prior to the Effective Date of the following conditions:

                 (a) The representations and warranties of Taro contained in Section 3.2 shall be accurate as of the date of this Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Effective Date as though such representations and warranties had been made at and as of that time; all of the terms, covenants and conditions of this Agreement to be complied with and performed by Taro on or before the Effective Date shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated the Effective Date and signed by the chief executive officer and the president of Taro shall have been delivered to TAL;

                 (b) There shall not have occurred or exist any fact or condition that would reasonably result in a Taro MAE or would constitute a material fixed or contingent liability to Taro, and TAL shall have received a certificate signed by the president of Taro dated the Effective Date to such effect;

                 (c) The Recommendation shall have been made and not withdrawn or altered;

                 (d) There shall be no more than 5% of the total issued and outstanding Taro Common Shares having exercised rights of dissent in relation to the Arrangement approved at the Taro Shareholders Meeting;

                 (e) TAL shall have received from Bennett Jones Verchere, counsel to Taro, an opinion dated the Effective Date covering customary matters relating to the Agreement and the Arrangement;

                 (f) EVI and TAL shall be reasonably satisfied that immediately prior to the Effective Date (i) the aggregate number of Taro Common Shares issued and outstanding and reserved for issuance upon the exercise of outstanding Taro Options is not greater than 6,192,386 and (ii) no Person has any agreement or option or any right or privilege (whether by law, preemptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase, subscription, allotment or issuance of any unissued securities of Taro;

                 (g) No preliminary or permanent injunction or other order of any court or other Governmental Entity shall be in effect or threatened nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity that, in any such case, prevents the consummation of the transactions contemplated by this Agreement. No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced or threatened by any Person (other than EVI, TAL or their Affiliates) seeking to prevent the transaction or asserting that the transaction would be unlawful; and

                 (h) EVI shall have received from Taro a list of such Persons, if any, that EVI, after discussions with counsel for Taro, believes may be "affiliates" of Taro (the "Taro Affiliates"), within the meaning of Rule 145 promulgated under the Securities Act. Taro shall deliver or cause to be delivered to EVI an undertaking by each Taro Affiliate in form satisfactory to EVI that no EVI Common Stock received or to be received by such Taro Affiliate pursuant to the Arrangement will be sold or disposed of except pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of Rule 144 or Rule 145(d) promulgated under the Securities Act or another exemption from registration under the Securities Act.

         6.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF TARO. The obligation of Taro to effect the Arrangement is, at the option of Taro, also subject to the fulfillment at or prior to the Effective Date of the following conditions:

                 (a) The representations and warranties of EVI and TAL contained in Section 3.1 shall be accurate as of the date of this Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Effective Date as though such representations and warranties had been made at and as of that time; all the terms, covenants and conditions of this Agreement to be complied with and performed by EVI and TAL on or before the Effective Date shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated the Effective Date and signed by the chief executive officer of TAL shall have been delivered to Taro;

                 (b) Taro shall have received from Fulbright & Jaworski L.L.P., United States counsel to EVI and TAL, an opinion dated the Effective Date covering customary matters relating to the laws of the United States with respect to this Agreement and the Arrangement, including an opinion to the effect that (i) subject to approval of the Court and the issuance of the shares of EVI Common Stock pursuant to the terms of the Plan of Arrangement, the shares of EVI Common Stock to be issued pursuant to the Plan of Arrangement will be fully paid and non-assessable shares of EVI Common Stock, (ii) the issuance of the shares of EVI Common Stock pursuant to the Plan of Arrangement is exempt from registration under the Securities Act, (iii) the shares of EVI Common Stock issuable pursuant to the Plan of Arrangement will not be "restricted securities" within the meaning of Rule 144(a)(iii) promulgated under the Securities Act and resells by non-affiliates may be effected without reliance upon Rule 144 and (iv) resells by affiliates of Taro or New Taro would be subject to Rule 144 (excluding the holding period requirement) absent registration under the Securities Act or an available exemption, except that no opinion need be provided with respect to shares of EVI Common Stock issued in respect of Taro Common Shares that would be "restricted securities" within the meaning of Rule 144(a)(iii) promulgated under the Securities Act;

                 (c) Taro shall have received from Milner Fenerty, Canadian counsel to EVI and TAL, an opinion dated the Effective Date covering customary matters relating to the laws of Canada and the provinces of Alberta and Ontario with respect to this Agreement and the Arrangement, including that the first trade of the shares of EVI Common Stock deposited pursuant to Section 5.10 and to be issued to Taro Common Shareholders in exchange for Taro Common Shares or New Taro Class B Common Shares, as the case may be, will not constitute a "distribution" under the securities laws of the provinces of Alberta and Ontario, subject to the restrictions, if any, arising as a result of the undertakings to be provided pursuant to Section 6.2(h); and

                 (d) EVI shall have deposited with the Depositary the shares of EVI Common Stock required for the exchange of the Taro Common Shares held by Non-Residents of Canada and the exchange of the New Taro Class B Common Shares pursuant to this Agreement and the Plan of Arrangement and EVI shall have irrevocably directed the Depositary to exchange the Taro Common Shares held by Non-Residents of Canada and to exchange the New Taro Class B Common Shares with the shares of EVI Common Stock deposited.

                                  ARTICLE VII

                                 MISCELLANEOUS

         7.1 TERMINATION. This Agreement may be terminated and the Arrangement and the other transactions contemplated herein may be abandoned at any time prior to the Effective Date, whether prior to or after approval by the Taro Common Shareholders:

                 (a)      by mutual written consent of EVI, TAL and Taro;

                 (b) by EVI, TAL or Taro if (i) the Arrangement has not been consummated on or before March 31, 1998 (provided that the right to terminate this Agreement under this clause (i) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Arrangement to occur on or before such date); (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority shall have issued a permanent order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Arrangement; (iii) the Taro Common Shareholders shall not approve the Arrangement at the Taro Shareholders Meeting or at any adjournment thereof; or (iv) in the opinion of the directors of Taro, acting in good faith and upon the advice of their financial and legal advisors, the directors' fiduciary duties under applicable law would require such termination.

                 (c) by Taro if (i) EVI or TAL shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by EVI or TAL at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by TAL of written notice from Taro of such breach and is existing at the time of termination of this Agreement); or (ii) any representation or warranty of EVI or TAL contained in this Agreement shall not be true in all respects when made (provided such breach has not been cured within 30 days following receipt by EVI and TAL of written notice from Taro of such breach and is existing at the time of termination of this Agreement) or on and as of the Effective Date as if made on and as of the Effective Date (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not individually or in the aggregate, reasonably be expected to have a TAL MAE, assuming the effectiveness of the Arrangement.

                 (d) by EVI or TAL if (i) Taro shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by Taro at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by Taro of written notice from EVI or TAL of such breach and is existing at the time of termination of this Agreement); (ii) any representation or warranty of Taro contained in this Agreement shall not be true in all respects when made (provided such breach has not been cured within 30 days following receipt by Taro of written notice from EVI or TAL of such breach and is existing at the time of termination of this Agreement) or on and as of the Effective Date as if made on and as of the Effective Date (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not individually or in the aggregate, reasonably be expected to have a Taro MAE assuming the effectiveness of the Arrangement; or (iii) the Board of Directors of Taro withdraws, modifies or changes the Recommendation in a manner adverse to TAL or shall have resolved to do any of the foregoing.

         7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by EVI, TAL or Taro as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of EVI, TAL, 759572 or Taro, except (i) with respect to Sections 5.5 and 7.3 and this Section 7.2 and (ii) such termination shall not relieve any party hereto for any intentional breach prior to such termination by a party hereto of any of its representations or warranties or of any of its covenants or agreements set forth in this Agreement.

         7.3     FEE AND EXPENSE REIMBURSEMENTS.

                 (a) In the event that (x) any Person shall have made an Acquisition Proposal and thereafter this Agreement is terminated by TAL pursuant to Section 7.1(d)(iii) or (y) the Board of Directors of Taro shall have withdrawn or modified in a manner adverse to EVI or TAL the Recommendation or shall have recommended an Acquisition Proposal to the Taro Common Shareholders and EVI and TAL shall have terminated this Agreement pursuant to Section 7.1(d)(iii), then Taro shall promptly, but in no event later than two days after such termination, pay TAL a fee of $1.0 million (the "Taro Payment") or (z) this Agreement is terminated for any reason other than those set forth in clauses (x) or (y) above or in Section 7.1(c), and if within 12 months thereafter any Acquisition Proposal shall have been consummated, then Taro shall promptly, but in no event later than two days after consummation of any such transaction, pay TAL the Taro Payment. Any amount payable hereunder shall be payable by wire transfer of same day funds. Taro acknowledges that the agreements contained in this Section 7.3(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, EVI and TAL would not enter into this Agreement; accordingly, if Taro fails to promptly pay the amount due pursuant to this Section 7.3(a), and, in order to obtain such payment, EVI or TAL commences a suit that results in a judgment against Taro for the fee set forth in this Section 7.3(a), Taro shall pay to EVI and TAL their costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum.

                 (b) In the event that Taro shall have terminated this Agreement pursuant to Section 7.1(c), such termination shall be without prejudice to any other remedy available to Taro in respect of damages to Taro arising in connection with such termination.

         7.4 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is, or whose shareholders are, entitled to the benefits thereof. This Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto, provided that after this Agreement has been approved and adopted by the Taro Common Shareholders, this Agreement may only be amended without further authorization if such amendment is not prejudicial to the Taro Common Shareholders and is not otherwise prohibited by law. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

         7.5 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in this Agreement shall remain in effect only until the Effective Date, at which time they will expire.

         7.6 PUBLIC STATEMENTS. Taro and TAL agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to the transactions contemplated hereby.

         7.7 ASSIGNMENT. This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective legal representatives, successors and permitted assigns. Notwithstanding anything to the contrary contained in this Agreement, EVI shall have the right to contribute the capital stock of TAL on or before the Effective Date to a direct or indirect wholly-owned subsidiary of EVI.

         7.8 NOTICES. All notices, requests, demands, claims and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered in person or by courier, (ii) sent by facsimile transmission, answer back requested, or (iii) mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

         if to Taro:

                 Taro Industries Limited
                 #7, 3401 -- 19th Street N.E.
                 Calgary, Alberta, Canada  T2E 6S8
                 Attn: Frank J. Killoran
                 Facsimile: 403.291.2170

         with a copy to:

                 Bennett Jones Verchere
                 4500 Bankers Hall East
                 855 -- 2nd Street S.W.
                 Calgary, Alberta, Canada  T2P 4K7
                 Attn: William S. Rice
                 Facsimile: 403.265.7219

         if to EVI or TAL:

                 EVI, Inc.
                 5 Post Oak Park, Suite 1760
                 Houston, Texas, U.S.A.  77027
                 Attn: Bernard J. Duroc-Danner
                 Facsimile: 713.297.8488

         with a copy to:

                 Fulbright & Jaworski L.L.P.
                 1301 McKinney, Suite 5100
                 Houston, Texas, U.S.A.  77010-3095
                 Attn: Curtis W. Huff
                 Facsimile: 713.651.5246

                 and

                 Milner Fenerty
                 2900, 10180 -- 101 Street
                 Manulife Place
                 Edmonton, Alberta, Canada  T5J 3V5
                 Attn: Richard A. Miller
                 Facsimile: 403.423.7276

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 7.8. Such notices shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, (ii) if sent by facsimile transmission, when the answer back is received, or (iii) if mailed, upon the earlier of five days after deposit in the mail and the date of delivery as shown by the return receipt therefor.

         7.9 GOVERNING LAW. All questions arising out of this Agreement and the rights and obligations created herein, or its validity, existence, interpretation, performance or breach shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

         7.10 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired or invalidated.

         7.11 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         7.12 ENTIRE AGREEMENT: THIRD PARTY BENEFICIARIES. This Agreement, the Plan of Arrangement and the Other Agreements constitute the entire agreement and supersede all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof and neither this nor any document delivered in connection with this Agreement confers upon any Person not a party hereto any rights or remedies hereunder.

         7.13    DISCLOSURE LETTERS.

                 (a) The Taro Disclosure Letter, executed by Taro as of the date hereof, and delivered to TAL on the date hereof, contains all disclosure required to be made by Taro under the various terms and provisions of this Agreement. Each item of disclosure set forth in the Taro Disclosure Letter specifically refers to the Article and Section of the Agreement to which such disclosure responds, and shall not be deemed to be disclosed with respect to any other Article or Section of the Agreement.

                 (b) The TAL Disclosure Letter, executed by TAL as of the date hereof, and delivered to Taro on the date hereof, contains all disclosure required to be made by TAL under the various terms and provisions of this Agreement. Each item of disclosure set forth in the TAL Disclosure Letter specifically refers to the Article and Section of the Agreement to which such disclosure responds, and shall not be deemed to be disclosed with respect to any other Article or Section of the Agreement.

         7.14 CURRENCY. References to "$" or "dollars" in this Agreement are to the lawful currency of Canada unless otherwise specified.

         7.15 NUMBER AND GENDER. In this Agreement, words importing the singular number only shall include the plural and vice versa, and words importing any gender shall include all genders.

         7.16 DIVISIONS, HEADINGS, ETC.. Division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. The terms "HEREIN", "HEREOF", "HEREUNDER" and similar expressions refer to this Agreement and not to any particular article, section, subsection, paragraph or other portion hereof and include any exhibits or appendices hereto and any agreement or instruments supplementary or ancillary hereto.

         7.17 DATE OF ANY ACTION. In the event that any date on which an action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day that is a Business Day.


                         [SIGNATURES ON FOLLOWING PAGE]

         IN WITNESS WHEREO, each of the parties caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.



                                EVI, INC.



                                By:           /s/ JAMES G. KILEY
                                    -------------------------------------------
                                                  JAMES G. KILEY
                                        Vice President, Chief Financial Officer,
                                               Secretary and Treasurer


                                756745 ALBERTA LTD.



                                By:           /s/ JAMES G. KILEY
                                    -------------------------------------------
                                                  JAMES G. KILEY
                                             Vice President, Secretary and
                                                     Treasurer


                                TARO INDUSTRIES LIMITED



                                By:           /s/ FRANK J. KILLORAN
                                    -------------------------------------------
                                                  FRANK J. KILLORAN
                                          President and Chief Executive Officer



                                By:         /s/ T. JERROLD JACKSON
                                    -------------------------------------------
                                                T. JERROLD JACKSON
                                             Senior Vice President and
                                               Chief Financial Officer


                                759572 ALBERTA LTD.



                                By:         /s/ TERRY J. OWEN
                                    -------------------------------------------
                                                TERRY J. OWEN
                                                  President

         As permitted by Item 601(b)(2) of Regulation S-K, the Company has not filed any schedules or exhibits with this Exhibit No. 2.4. Listed below is a brief description of the omitted schedules and exhibits. The Company agrees to furnish supplementally a copy of any of such omitted schedules and exhibits to the Commission upon request.

Exhibits

1                 Plan of Arrangement


Schedules

3.2(a)            Good Standing of Taro
3.2(b)(iii)       Taro's Subsidiaries
3.2(d)            Conflict with Instruments to which Taro is a Party
3.2(e)            Liabilities of Taro
3.2(f)            Absence of Certain Changes
3.2(g)            Litigation
3.2(i)            Employee Benefit Plans
3.2(j)            Taxes
3.2(k)            Environmental Matters
3.2(l)            Severance Payments
3.2(m)            Shareholder Agreements
3.2(p)            Contracts
3.2(r)            Intellectual Property
3.2(s)            Insurance Policies
3.2(t)            Loans of Taro